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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

Vanguard World FDS

(Name of Issuer)

UTILITIES ETF

(Title of Class of Securities)

92204A876

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92204A876

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 818,143

6. Shared Voting Power 0

7. Sole Dispositive Power 836,883

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 838,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 17.33%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer Vanguard World FDS
(b)	Address of Issuer's Principal Executive Offices
P.O. Box 2600, V26, Valley Forge, Pennsylvania, 19482
Item 2.
(a)	Name of Person Filing Wells Fargo & Company
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94163
(c)	Citizenship Delaware
(d)	Title of Class of Securities Exchange Traded Fund
(e)	CUSIP Number 92204A876

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 838,443
(b)	Percent of class: 17.33%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 818,143
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 836,883
(iv) Shared power to dispose or to direct the disposition of 0

Person 2
1.	(a) Names of Reporting Persons. Wells Capital Management Incorporated
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 73,070

6. Shared Voting Power 0

7. Sole Dispositive Power 361,370

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,370

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.47%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer Vanguard World FDS
(b)	Address of Issuer's Principal Executive Offices
P.O. Box 2600, V26, Valley Forge, Pennsylvania, 19482
Item 2.
(a)	Name of Person Filing Wells Capital Management Incorporated
(b)	Address of Principal Business Office or, if none, Residence 525 Market Street, San Francisco, CA 94105
(c)	Citizenship California
(d)	Title of Class of Securities Exchange Traded Fund
(e)	CUSIP Number 92204A876

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 361,370
(b)	Percent of class: 7.47%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 73,070
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 361,370
(iv) Shared power to dispose or to direct the disposition of 0

Person 3
1.	(a) Names of Reporting Persons. Wells Fargo Funds Management, LLC
(b) Tax ID 94-3382001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 268,000

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.54%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer Vanguard World FDS
(b)	Address of Issuer's Principal Executive Offices
P.O. Box 2600, V26, Valley Forge, Pennsylvania, 19482
Item 2.
(a)	Name of Person Filing Wells Fargo Funds Management, LLC
(b)	Address of Principal Business Office or, if none, Residence 525 Market Street, San Francisco, CA 94105
(c)	Citizenship Delaware
(d)	Title of Class of Securities Exchange Traded Fund
(e)	CUSIP Number 92204A876

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 5.54%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 268,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Person 4
1.	(a) Names of Reporting Persons. Wachovia Securities, LLC.
(b) Tax ID 34-1542819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 443,312

6. Shared Voting Power 0

7. Sole Dispositive Power 443,312

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 443,312

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.16%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer Vanguard World FDS
(b)	Address of Issuer's Principal Executive Offices
P.O. Box 2600, V26, Valley Forge, Pennsylvania, 19482
Item 2.
(a)	Name of Person Filing Wachovia Securities, LLC.
(b)	Address of Principal Business Office or, if none, Residence 1111 Pennsylvania Ave N W Washington DISTRICT OF COLUMBIA 20004
(c)	Citizenship MISSOURI
(d)	Title of Class of Securities Exchange Traded Fund
(e)	CUSIP Number 92204A876

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 443,312
(b)	Percent of class: 9.16%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 443,312
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 443,312
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2009
Date
/s/ Jane E. Washington
Signature
Jane E. Washington, VP Trust Operations
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)
Wells Fargo Funds Management, LLC (1)
Wells Fargo Bank, National Association (2)

Wachovia Securities, LLC. (1)
Wachovia Bank, National Association (2)
Delaware Trust Company, National Association (2)
Wachovia Securities Financial Network, LLC (3)
Wachovia Capital Markets, LLC (3)

(1) Classified as a registered investment advisor in accordance with Regulation
13d-1(b)(1)(ii)(E).
(2) Classified as a bank in accordance with Regulation 13d 1(b)(1)(ii)(B).
(3) Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

Exhibit C
AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated.

Date: January 10, 2009

WELLS FARGO & COMPANY

By: /s/Jane E. Washington, VP Trust Operations

WELLS CAPITAL MANAGEMENT INCORPORATED

By: /s/Mai Shiver, Director, Business Risk Management and Chief Compliance Officer

Exhibit D
AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Funds Management, LLC.

Date: January 10, 2009

WELLS FARGO & COMPANY

By: /s/Jane E. Washington, VP Trust Operations

WELLS FARGO FUNDS MANAGEMENT, LLC

By:/s/Debra Ann Early, Chief Compliance Officer

Exhibit E
AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wachovia Securities, LLC.

Date: January 10, 2009

WELLS FARGO & COMPANY

By: /s/Jane E. Washington, VP Trust Operations

Wachovia Securities, LLC.

By:/s/Mingming Jang, Vice President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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